UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13D

      Under the Securities Exchange Act of 1934

Knight-Ridder, Inc.

(Name of Issuer)

Common Stock, par value $0.02 1/12 per share

(Title of Class of Securities)

499040103

(CUSIP Number)

Mr. Chad Atkins
Private Capital Management, L.P.
8889 Pelican Bay Blvd. Suite 500
Naples, FL  34108
(239) 254-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
     Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


 CUSIP No. 499040103


           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	      Private Capital Management, L.P. (I.R.S. Number 59-3654603) Mr. Bruce S. Sherman
              Mr. Gregg J. Powers



           2. Check the Appropriate Box if a Member of a Group

              (a)

              (b)

           3. SEC Use Only

           4. Source of Funds (See Instructions)
		  OO

           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

           6. Citizenship or Place of Organization

              Private Capital Management, L.P.  	Delaware
              Mr. Bruce S. Sherman			USA
              Mr. Gregg J. Powers			USA

           7. Sole Voting Power

              Private Capital Management, L.P.  	0
              Mr. Bruce S. Sherman			0
              Mr. Gregg J. Powers			0


	   8. Shared Voting Power (Estimated as of 11/1/2005)

              Private Capital Management, L.P.  	9,100,000
	      Mr. Bruce S. Sherman			9,100,000
              Mr. Gregg J. Powers			9,100,000


 	   9. Sole Dispositive Power

              Private Capital Management, L.P.  	0
              Mr. Bruce S. Sherman			0
              Mr. Gregg J. Powers			0


          10. Shared Dispositive Power

              Private Capital Management, L.P.  	12,810,705
              Mr. Bruce S. Sherman			12,810,705
              Mr. Gregg J. Powers			12,810,705


          11. Aggregate Amount Beneficially Owned by Each Reporting Person

              Private Capital Management, L.P.  	12,810,705
              Mr. Bruce S. Sherman			12,810,705
              Mr. Gregg J. Powers			12,810,705


          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


          13. Percent of Class Represented by Amount in Row (11)

              Private Capital Management, L.P.  	18.9%
              Mr. Bruce S. Sherman			18.9%
              Mr. Gregg J. Powers			18.9%


          14. Type of Reporting Person (See Instructions)

              Private Capital Management, L.P.  	IA
              Mr. Bruce S. Sherman			IN
              Mr. Gregg J. Powers			IN



Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.02 1/12 par value per share (the "Common Stock"), of Knight-Ridder, Inc., a Florida corporation, the principal executive office of which is located at 50 West San Fernando Street Suite 1500, San Jose California. The Common Stock is traded on the New York Stock Exchange.


Item 2. Identity and Background.

(a) Name. The persons filing this Schedule 13D are Private Capital Management, L.P. ("PCM"), Bruce S. Sherman, and Gregg J. Powers.
PCM, Mr. Sherman, and Mr. Powers are collectively referred to as the "Reporting Persons." Mr. Sherman is CEO of PCM and Mr.
Powers is President of PCM, and as such both exercise shared dispositive with respect to shares held by PCM on behalf of its clients. Messrs. Sherman and Powers also exercise shared voting authority over shares of Common Stock managed by PCM for clients that have delegated proxy voting authority to PCM. Such voting authority may be withdrawn by PCM clients at any time. Each of PCM and Messrs. Sherman and Powers disclaims beneficial ownership of the shares held by PCM (including the Common Stock) and disclaim the existence of a group.

(b) Business Address. Each of the Reporting Person's business address is 8889 Pelican Bay Blvd. Suite 500, Naples, Florida 34108.

(c) Principal Occupation. PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Mr. Sherman, as CEO of PCM, and Mr. Powers, as President of PCM, have the authority to direct the actions of PCM including decisions to buy and sell stock.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) PCM is a limited partnership organized under the laws of the state of Delaware. Mr. Sherman and Mr. Powers are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

PCM has acquired 12,810,705 shares of Common Stock at an aggregate purchase price of $840,011,008.15 on behalf of its clients. Funds for these purchases were derived from PCM clients.


Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock of the Company on behalf of PCM clients for investment purposes. Depending on the Reporting Persons' assessment of future developments, one or more of the Reporting Persons may acquire additional securities on behalf of PCM clients or may determine to sell or otherwise dispose of all or some holdings in the Company.

For the reasons stated in the letter to the Company's Board of Directors dated November 1, 2005, a copy of which is attached as an exhibit to this filing, the Reporting Persons request that the Company's management and Board promptly pursue a competitive sale of the Company. In the absence of aggressive actions on the part of management and the Board to sell the Company, the Reporting Persons anticipate that they would strongly consider supporting efforts that might be initiated by other parties seeking to change the composition of the Board, install new management, acquire a majority of the Company's voting shares, or take other action to maximize shareholder value. Representatives of PCM have discussed (and may continue to discuss) PCM's concerns regarding the persistent disparity between the fair value of the Company's assets and the trading range of its shares, as well as other issues related to the maximization of shareholder value.

Except as set forth herein and in the letter to the Company's Board, dated November 1, 2005 and attached as an exhibit hereto, PCM has no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.



Item 5. Interest in Securities of the Issuer.

(a)					Number of 	Percentage
	Reporting Person		Shares		of Shares

Private Capital Management, L.P.  	12,810,705  	(%)18.9
Mr. Bruce S. Sherman			12,810,705	(%)18.9
Mr. Gregg J. Powers			12,810,705	(%)18.9

As Chairman of PCM, Mr. Sherman may be deemed to be a beneficial owner of shares of the Common Stock held in PCM client accounts. As President of PCM, Mr. Powers may also be deemed to be a beneficial owner of shares of the Common Stock held in PCM client accounts. While Mr. Sherman, Mr. Powers and PCM may be deemed to be beneficial owners of shares of the Common Stock held in PCM client accounts, the filing of this Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities. PCM, Mr. Sherman and Mr. Powers each disclaims ownership of the shares of the Common Stock held in the accounts of PCM clients.


(b)	PCM currently exercises voting 	authority over shares
	of Common Stock held in the accounts of PCM clients that have delegated proxy voting authority to PCM. Such voting authority may be withdrawn by PCM clients at any time.

	Sole power to vote or direct the vote:

	Private Capital Management, L.P.  	0
	Mr. Bruce S. Sherman			0
	Mr. Gregg J. Powers			0

	Shared power to vote or direct the vote:

	Private Capital Management, L.P.  	9,100,000
	Mr. Bruce S. Sherman			9,100,000
	Mr. Gregg J. Powers			9,100,000

	(Estimated as of 11/1/2005)


	Sole power to dispose or to direct the disposition:

	Private Capital Management, L.P.  	0
	Mr. Bruce S. Sherman			0
	Mr. Gregg J. Powers			0

	Shared power to dispose or direct the disposition:

	Private Capital Management, L.P.  	12,810,705
	Mr. Bruce S. Sherman			12,810,705
	Mr. Gregg J. Powers			12,810,705

(c)	The following table sets forth the Reporting Persons' transactions
	in the shares of the Common Stock during the last 60 days:

	Private Capital Management, L.P.

	All transactions listed in the schedule below were client directed and PCM did not exercise any investment discretion.

			Number of 	Average		Transaction
	Date		Shares Price    Per Share	Effected


	9/22/05		300		59.09		Open Market Sale
	9/28/05		400		57.93		Open Market Sale
	10/05/05	800		57.69		Open Market Sale
	10/11/05	500		55.96		Open Market Sale
	10/12/05	600		55.05		Open Market Sale
	10/12/05	2600		55.29		Open Market Purchase
	10/13/05	5000		55.17		Open Market Sale
	10/18/05	1100		54.66		Open Market Sale
	10/19/05	1400		53.62		Open Market Sale
	10/20/05	1600		54.02		Open Market Sale
	10/21/05	700		53.18		Open Market Sale
	10/24/05	1505		53.88		Open Market Sale
	10/25/05	1000		53.86		Open Market Sale
	10/26/05	5300		54.00		Open Market Sale
	10/27/05	4800		54.02		Open Market Sale
	10/28/05	2300		53.90		Open Market Sale
	10/31/05	9100		53.43		Open Market Sale



	Mr. Bruce S. Sherman

	No Transactions


	Mr. Gregg J. Powers

	No Transactions


(d)	PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has shared dispositive power over the shares of the Common
Stock in the PCM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of the Common Stock.


(e)  Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships.

None


Item 7.  Exhibits.

Exhibit 1 - Letter to the Board of Directors of of Knight-Ridder, Inc., dated November 1, 2005.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2005


PRIVATE CAPITAL MANAGEMENT, L.P.

By: /s/Bruce S. Sherman
Bruce S. Sherman, CEO

/s/Bruce S. Sherman
Bruce S. Sherman, CEO

/s/Gregg J. Powers
Gregg J. Powers, President